Exhibit 77E


Legal Proceedings

A class action complaint captioned Frank Polivka, et al. v. Walter
E. Auch, et al., was filed in the U.S. District Court for the Southern District of New York on January 12, 2005,
(05 cv 0297 SDNY).

The complaint names, among others, one of the directors of the UBS Pace Select Advisors Trust. The complaint also appears to name the subadvisors of the UBS Pace Select Advisors Trust in their capacity as subadvisors of the UBS Family of Funds. The lawsuit alleges that the above-referenced defendants failed to collect as much as $2 billion in class action settlement payouts to which the funds shareholders were entitled. The suit further alleges that the parties failure to claim this money was a breach of fiduciary duty, negligent and in violation of the Investment Company Act of 1940. The suit seeks compensatory as well as punitive damages. As of September 15, 2005, the matter has been resolved via settlement and subsequent dismissal by the court.